

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549-3561**

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

May 4, 2010

*By U.S. mail and facsimile*

Mr. John A. Luke, Jr.
Chief Executive Officer
MeadWestvaco Corporation
501 South 5<sup>th</sup> Street
Richmond, Virginia 23219-0501

**Re:     MeadWestvaco Corporation**
**Form 10-K for the Fiscal Year Ended December 31, 2009**
**Filed February 23, 2010**
**File No. 001-31215**

Dear Mr. Luke:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief
Accountant
Office of Beverages, Apparel
and Health Care Services